UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	24,202,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	24,202,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	24,202,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	63.0%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	24,202,072
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	24,202,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	24,202,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	63.0%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 11 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4 and 5 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 11 is incorporated herein by reference.

Item 4. Purpose of Transaction

On April 2, 2014, the Issuer announced an offering to the holders of its Common Stock and Series B Preferred Stock of non-transferable subscription rights to purchase one share of Common Stock at a subscription price of $6.25 per share for each 15 shares of Common Stock owned, or into which the Series B Preferred Stock is convertible (the “2014 Rights Offering”). Under the terms of the 2014 Rights Offering, Kien Huat had the right to purchase an additional 1,512,629 shares of Common Stock, which it exercised in full on April 28, 2014. Kien Huat paid the Issuer a total of $9,453,931.25 in connection with such exercise.

Item 5. Interest in Securities of the Issuer

(a-b) As of the date hereof, including the 1,512,629 shares of Common Stock purchased as described above, the Reporting Persons may be deemed to share beneficial ownership of 24,202,072 shares of Common Stock, representing approximately 63.0% of the outstanding Common Stock (based on 36,924,685 shares of Common Stock reported to be outstanding as of the close of business on April 2, 2014, by the Issuer in its prospectus supplement filed on April 2, 2014, in connection with the 2014 Rights Offering, plus such 1,512,629 newly issued shares).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

Kien Huat Realty III Limited

By:	/s/ Gerard Lim
Name: Gerard Lim
Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.
Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).
Exhibit 3

Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4

Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5

Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6

Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).